                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  For THE THIRD QUARTER FINANCIAL RESULTS 2000

                               QUEBECOR WORLD INC.
                 (Translation of Registrant's Name into English)

               612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, H3C 4M8
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X
          -----                                                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                   No    X
    -----                                 -----

                                  Press Release
                                       and
                        Consolidated Financial Statements
                                       of
                               QUEBECOR WORLD INC.
                             Filed in this Form 6-K


Documents index

1.   Press Release dated October 26, 2000 (#27/00)

2.   Supplemental Disclosure for the third quarter ended September 30, 2000

3. Consolidated Financial Statements for the nine months period ended September 30, 2000.

OCTOBER 26, 2000                                                          27/00

FOR IMMEDIATE RELEASE                                               Page 1 of 3


                QUEBECOR WORLD INC. ANNOUNCES RECORD RESULTS FOR
                               THIRD QUARTER 2000


                     *REVENUES UP 30 % TO US$1.6 BILLION
                     *CASH EPS UP 43 % TO US$0.70
                     *QUEBECOR WORLD INC. CONTINUES TO DEVELOP NEW MARKETS
                      WITH EXPANSION INTO BRAZIL


MONTREAL, CANADA - Quebecor World is pleased to announce another record quarter and a special anniversary. It was one year ago the Company acquired World Color Press in the U.S., making Quebecor World the global leader in its field. The integration has gone better than we had expected since synergies and cost savings are almost double earlier projections.

For the three months ended September 30, 2000, Quebecor World revenues reached US$1.6 billion, a 30% increase over the same period last year. Operating income totaled US$202 million, a 60% increase from the same quarter in 1999. Net income was US$89 million, or US$0.58 per share, 35% over last year. Cash EPS reached US$0.70 per share in 2000 compared to US$0.49 per share in 1999, a 43% improvement.

"We continue to deliver improved year to year results while at the same time managing the largest merger in the history of the commercial printing industry," said Charles G. Cavell, President and Chief Executive Officer of Quebecor World. "Earnings targets are meeting and in some cases exceeding our expectations in spite of the unfavorable impact of foreign exchange translation on our European income."

The Company's revenues for the nine months ended September 30, 2000, reached US$4.8 billion, a 55% increase over the same period last year. Operating income increased 89%, reaching US$508 million for the first three quarters of 2000. Net income improved 54% to US$189 million, or US$1.23 per share, from US$123 million, or US$0.97 per share, last year. Net income on a cash basis reached US$1.56 per share, from US$1.11 per share for the corresponding period of 1999, a 41% increase.

"We have now completed our first full year since the World Color acquisition. We are significantly ahead of schedule with respect to the integration of operations, which is approximately 80% complete. The synergies and cost savings are close to double what we built into our business plan. We have kept every promise we made at the time of merger, and fully expect that we will be able to continue improving results, on all levels," stated Mr. Cavell.

FOR IMMEDIATE RELEASE                                               Page 2 of 3

Also during the quarter the Company announced its expansion into Brazil with the signing of a contract with Abril S.A., the country's leading publisher of consumer magazines.

"Our position in Latin America was reinforced by a new 10-year, US$170 million contract, allowing us to build our first printing facility in Recife, Brazil," said Mr. Cavell. "We strongly believe there are significant growth opportunities in Latin America. During the quarter we added management expertise in the region to be better able to take advantage of opportunities as we move forward."

The results of our European operations improved during the quarter, excluding the unfavorable effect of the Euro devaluation, driven in part by our newly strengthened management team combined with restructuring initiatives during the first half of 2000.

Quebecor World continues to be focused on paying down and refinancing acquisition bank debt. During the quarter the Company refinanced some of its' long term debt to extend maturities. In September, the Company issued Senior Notes of US$121 million, maturing in 2015 and 2020. This follows a placement of US$250 million in July maturing in 2010 and 2012. Total proceeds have been used to repay bank indebtedness incurred as a result of the World Color acquisition. One of the results of these efforts is that Dominion Bond Rating Service removed the negative outlook it had temporarily placed on Quebecor World and confirmed the quality of its ratings.

As of September 30, the Company repurchased for cancellation under its Normal Course Issuer Bid a total of 1,382,608 Subordinate Voting Shares for a total of approximately CDN$46 million. The average cost per share was CDN$33.54. The Company believes that the purchase of Subordinate Voting Shares under the issuer bid represents an attractive investment at current trading prices, and will continue to repurchase shares. The issuer bid is being funded with cash proceeds from the sale of non-core assets as well as those made redundant as a result of restructuring.

The Board of Directors declared a dividend of $0.10 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares. The two dividends are payable on December 1st, 2000 to shareholders of record at the close of business on November 16, 2000.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list, technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

FOR IMMEDIATE RELEASE                                               Page 3 of 3

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS. THOSE AND OTHER RISKS ARE MORE FULLY DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts                               Tony Ross
Director, Corporate Finance and              Director, Corporate Communications
Investor Relations                           Quebecor World Inc.
Quebecor World Inc.                          (514) 877-5317
(514) 877-5118                               (800) 567-7070
(800) 567-7070


QUEBECOR WORLD TO WEBCAST INVESTOR CONFERENCE CALL ON OCTOBER 27, 2000

Quebecor World Inc. (NYSE:TSE:IQW) will hold its quarterly investor conference call to review third quarter and year-to-date financial results Friday, October 27, 2000, at 8:30 a.m. EDT.

The live webcast is accessible via the Quebecor World website at http://www.quebecorworld.com/htmen/20_0/20_1inv_1.htm and http://www.ir-live.com/e/shows/2000.10.27.que
The call will last approximately one hour.

Prior to the call please make sure you have the appropriate software. The Quebecor World Web address listed above has instructions and a direct link to download the necessary software free of charge.

Anyone unable to attend this conference call may listen to a replay of the tape by phoning (416) 695-5800 or (800) 308-3053 password 576100.
(Available from October 27 to November 10, 2000)

QUEBECOR WORLD INC.

FINANCIAL HIGHLIGHTS

Periods ended September 30
(In millions of US dollars, except per share data)

                                                       Three months                             Nine months
-------------------------------------------------------------------------------------------------------------------------
                                               2000        1999       Change         2000           1999        Change
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Revenues                                    1,633.8     1,257.1         30 %       4,813.3        3,111.9            55 %
Operating income before amortization          286.7       199.4         44 %         774.3          458.4            69 %
Operating income                              202.4       126.8         60 %         508.3          269.1            89 %
Net income                                     88.7        54.7         62 %         189.1          123.1            54 %
Cash provided from operating activities        17.5       202.9        (91)%         307.0          436.3           (30)%
Free cash flow from operations*                 0.1       180.2                      206.0          343.9
Operating margin before amortization           17.5%       15.9%                      16.1%          14.7%
Operating margin                               12.4%       10.1%                      10.6%           8.6%
-------------------------------------------------------------------------------------------------------------------------

SEGMENTED INFORMATION
REVENUES
    United States                           1,148.3       769.6         49 %       3,324.9        1,695.0            96 %
    Canada                                    252.3       228.6         10 %         760.6          692.7            10 %
    Europe                                    208.9       238.0        (12)%         654.1          660.3            (1)%
    Latin America                              26.7        21.7         23 %          78.4           66.2            18 %

OPERATING INCOME
    United States                             148.5        87.3         70 %         364.3          150.7           142 %
    Canada                                     27.4        23.9         15 %          76.6           67.5            13 %
    Europe                                     13.9        14.7         (5)%          42.2           42.2             - %
    Latin America                               0.7         0.8          - %           3.6            5.2           (31)%

OPERATING MARGINS
    United States                              12.9%       11.4%                      11.0%           8.9%
    Canada                                     10.9%       10.5%                      10.1%           9.7%
    Europe                                      6.7%        6.2%                       6.5%           6.4%
    Latin America                               2.5%        3.4%                       4.6%           7.8%
-------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
Cash earnings**                            $   0.70      $ 0.49         43 %      $   1.56       $   1.11            41 %
Net income                                 $   0.58      $ 0.43         35 %      $   1.23       $   0.97            27 %
Dividends                                  $   0.08      $ 0.07                   $   0.23       $   0.21
Book value                                                                        $  14.73       $   6.53
-------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Working capital                                                                      306.7          328.3
Total assets                                                                       6,628.0        6,603.3
Long-term debt                                                                     2,670.0        2,929.2
Shareholders' equity                                                               2,370.3        1,786.6
Debt-to-equity ratio                                                                 53:47          62:38
-------------------------------------------------------------------------------------------------------------------------

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.
** Earnings per share before goodwill amortization.

                   This page is intentionally left blank.

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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                             SUPPLEMENTAL DISCLOSURE

                              FOR THE THIRD QUARTER
                            ENDED SEPTEMBER 30, 2000
                               QUEBECOR WORLD INC.

                         FOR RELEASE ON OCTOBER 26, 2000
                 www.quebecorworld.com/htmen/20_0/20_1inv_5.htm


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QUEBECOR WORLD

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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
TABLE OF CONTENTS                                                         PAGES
-------------------------------------------------------------------------------
1.   Highlights                                                              3

2.   Recent Developments                                                     5

3.   Progress Report - Integration of Operations and Capital Spending        7

4.   Management Appointments                                                 9

5.   Corporate Finance                                                      11

6.   Consolidated Results of Operations                                     14

7.   Segmented Results of Operations                                        16

8.   Breakdown of Revenues                                                  21

9.   Earnings Momentum                                                      23

10.  EPS Momentum                                                           24

11.   Margin Momentum                                                        25

12.  Financial Condition                                                    27

Certain information included in this document is forward-looking and is subject to important risk and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the impact of technological and market change; the ability of Quebecor World Inc. to integrate the operations of acquired businesses in an effective manner; general industry and market conditions and growth rates, including interest rate and currency exchange fluctuations; and the impact of consolidation in the printing industry.

    ALL DOLLAR AMOUNTS IN THIS REVIEW OF OPERATIONS ARE IN US DOLLARS UNLESS
                               OTHERWISE STATED.

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QUEBECOR WORLD
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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1.  HIGHLIGHTS

Revenues for the third quarter ended September 30, 2000 increased 30% to reach $1.6 billion, compared with $1.3 billion for the corresponding period in 1999. Net income amounted to $89 million, compared with $55 million last year, an improvement of 62% over 1999.

EBITA for the third quarter of fiscal 2000 amounted to $287 million, compared with $199 million for the third quarter of fiscal 1999. Operating income increased by 60% to reach $202 million, compared with $127 million for the corresponding period last year. The operating income margin for the quarter improved from 10.1% in 1999 to 12.4% in 2000.

For the three-month period ended September 30, 2000, earnings per share amounted to $0.58, an increase of 35% from $0.43 in 1999. On a cash basis, earnings per share improved 43% to reach $0.70 in 2000, from $0.49 in 1999.


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QUEBECOR WORLD                                                                3
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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1.  HIGHLIGHTS (CONT'D)

For the nine months ended September 30, 2000, revenues amounted to $4.8 billion, a 55% increase over $3.1 billion in 1999. Net income increased 54% to reach $189 million, from $123 million in 1999.

EBITA for the nine month period reached $774 million, a 69% increase over $458 million for 1999. Operating income for the period improved 89% to reach $508 million, compared with $269 million in 1999. The operating income margin year-to-date has increased to 10.6% compared with 8.6% in 1999.

Earnings per share for the first nine months of 2000 were $1.23, a 27% increase over $0.97 for 1999. Cash earnings per share totalled $1.56, compared with $1.11 for the corresponding period of 1999, an improvement of 41%.

Free cash flow from operations reached $206 million for the first nine months of 2000, compared with $344 million for the corresponding period in 1999: the lower level of free cash flow reflects restructuring cash costs as expected, and the settlement of acquisition related liabilities. In addition, approximately $93 million was invested during the third quarter in inventories in preparation for the fourth quarter. As well, there was an increase in accounts receivable of approximately $150 million due to seasonality. Management's focus remains to pay down debt arising from the acquisition of World Color. The debt to equity ratio remained at 53:47 at the end of September 30, 2000 and June 30, 2000 compared to 55:45 at December 31, 1999 and 59:41 at September 30, 1999.


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QUEBECOR WORLD                                                                4
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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2.  RECENT DEVELOPMENTS

SALE OF CD-ROM REPLICATION BUSINESS

During the third quarter, Quebecor World closed the sale of its North American CD replicating and fufillment facilities in Fife, Washington and Westborough, Massachusetts to Vancouver-based Q-Media for a total consideration of $63 million. The sale is comprised of $42 million received in cash, $5 million of Common shares of Q-Media and $16 million of Preferred shares.

This divestiture completes our program initiated during 1998 to exit non-core operations. The cash component of the sale price will be used for general corporate purposes, including, but not limited to, the purchase of shares under the company's normal course issuer bid announced in April.


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QUEBECOR WORLD                                                                5
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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2.  RECENT DEVELOPMENT (CONT'D)

RECIFE, BRAZIL

Quebecor World announced in September 2000 the signing of a 10-year agreement with Editorial Abril S.A. to print 80 million magazines per year. The total value of the contract over ten years exceeds $170 million, excluding the cost of paper.

To produce this work, Quebecor World Latin America is constructing a new facility in an industrial park near Recife, Brazil's fourth largest city. Approximately 250 people will be employed in a plant of 173,000-sq ft. Digital content will be transmitted via satellite from Sao Paolo to Recife and then output on state of the art computer to plate equipment. Total planned capital spending of approximately $16.5 million will include three modern heatset offset presses, four stitchers with selectivity and ink jet personalization, and other finishing and packaging equipment. It is expected that the plant will be operational during the first quarter of 2001.


FRANCE RESTRUCTURING PLAN

During the quarter, the company successfully completed the transfer and reinstallation of presses from its Bondoufle plant, shutdown at the end of the second quarter.

The negotiation and ultimate shutdown of Bondoufle took place at the same time the company successfully negotiated an agreement with employee groups to implement the 35 hours/week in its French plants, reorganizing working schedules with minimal impact on its overall results.


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QUEBECOR WORLD                                                                6
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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3.  PROGRESS REPORT - INTEGRATION OF OPERATIONS AND CAPITAL SPENDING

As of September 30, Quebecor World has completed restructuring initiatives that are providing annualized cost savings and synergies in excess of $80 million. Further initiatives to be completed in 2000 (such as the integration of certain activities from Dresden to Buffalo) or planned for 2001, are expected to bring total annualized savings to a level consistent with management's earlier projections of $100 millions by 2002.

KEY PROJECTS                                                   STATUS
------------------------------        -------------------------------------------------------------
Corporate services integration        Completed.

Sales' force integration              Completed.

Digital services                      Completed.

San Jose                              Closed in December 1999 and equipment transfer underway.

Sherwood                              Production transferred effective January 31, 2000.

Houston                               Closed effective January 31, 2000.

Nashville                             Closed effective March 31,  2000.

St-Paul                               Closed effective April 10, 2000.

Vermont                               Closed effective July 31, 2000.

Dresden                               Closure to be completed by December 31, including integration of certain activities from Dresden into Buffalo.

Pawtucket                             Integration of three plants underway.


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QUEBECOR WORLD                                                                7
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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3.  PROGRESS REPORT - INTEGRATION OF OPERATIONS AND CAPITAL SPENDING  (CONT'D)

CASH RESTRUCTURING COSTS

As a result of the restructuring plan adopted in 1999, the Company has incurred to date $54 million of cash restructuring costs and expects to spend $18 million in the fourth quarter of 2000.


CAPITAL INVESTMENT

As of September 30, 2000, the Company had invested $160 million in capital spending and is still targeting a total of $250 million for the year 2000. Capital investments related to the restructuring plan are expected to be close to $65 million while expenditures related to maintenance and environmental compliance will amount to approximately $55 million. The balance of the investment plan of approximately $130 million represents growth capital to support customer requirements and to grow the business through incremental manufacturing capacity.


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QUEBECOR WORLD                                                                8
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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4.  MANAGEMENT APPOINTMENTS

Key management appointments made during the third quarter of 2000 are discussed below.

QUEBECOR WORLD - EUROPE

Vincent Bastien, a new addition to the company with extensive experience in general management and senior marketing positions, was appointed to the position of Chief Operating Officer Europe. As an interim step, Mr. Bastien will operate as President and General Manager, France, allowing him to transition into his new role and to improve the company's position in it's largest European market.

John Dickin, currently Managing Director U.K., will oversee the rest of Quebecor World Europe in the newly created position of Executive Vice President for Operations, reponsible for business units in Spain, Norden, the U.K. and Austria, and will continue reporting to John Bertuccini, President, Quebecor World Europe.

QUEBECOR WORLD - LATIN AMERICA

Sean Twomey, previously Vice President, Business Development for Quebecor World, was appointed Senior Vice President, Latin America. Sean's appointment, given his significant experience in acquisitions for the past 10 years and management experience prior to that in the directory market segment, reflects the company's focus to further develop its market position in Latin America. He also bring more depth to the management team that recent undertook a greenfield project in Recife, Brazil. Because of the importance of this greenfield plant, this will be his initial priority.


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QUEBECOR WORLD                                                                9
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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4.  MANAGEMENT APPOINTMENTS (CONT'D)

QUEBECOR WORLD

Claire Lanctot, with significant experience in the Mergers and Acquisitions area and as Senior Finance Executive, was appointed to the position of Vice President, Business Development for Quebecor World. Prior to this appointment, Ms. Lanctot worked with Quebecor World on a number of key projects, including the industry exchange, other industry initiatives and the recent divestiture of the CD-ROM Replication Business.


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QUEBECOR WORLD                                                               10
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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5.  CORPORATE FINANCE

                            DEBT TO EQUITY RATIO

                                   [GRAPHIC]

Q2' 99        Share Issue Acquisition Pre-Funding (June 4)       37%
Q3' 99        Step I Cash tender offer (August 20)               62%
Q4' 99        Step II Merger (October 8)                         57%
Q4' 99        1999 Year-end                                      55%
Q1' 00        2000 Quarter 1                                     54%
Q2' 00        2000 Quarter 2                                     53%
Q3' 00        2000 Quarter 3                                     53%
Dec. 00       2000 Year-end Target                               50%


PRIVATE PLACEMENT OF LONG TERM DEBT

During the third quarter 2000, Quebecor World raised $371 million through the issuance of Senior Notes in the US debt capital markets. Proceeds from these offerings were applied to the reduction of acquisition bank debt incurred as a result of the Merger with World Color.

The main objectives pursued by these financings were to diversify funding sources and extend debt maturities.


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QUEBECOR WORLD                                                               11
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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5.  CORPORATE FINANCE (CONT'D)

                                BANK BORROWINGS
                        WORLD COLOR ACQUISITION FACILITY

                                   [GRAPHIC]

                            Initial limit 1,250 M

Aug-99         900 M          World Color Acquisition
Sep-99         900 M
Dec-99         925 M
Mar-00         680 M
Jun-00         665 M
Sep-00         405 M          US $371 Private Placement of Senior Notes


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QUEBECOR WORLD                                                               12
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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5.  CORPORATE FINANCE (CONT'D)

NORMAL COURSE ISSUER BID

As of September 30, 2000, Quebecor World had repurchased for cancellation a total of 1,382,608 shares under its Normal Course Issuer Bid, announced April 4, 2000. The total cash cost of approximately $46 million CDN ($32 million US) represents an average cost per share of $33.54 CDN ($22.79 US). The issuer bid is being funded with cash proceeds from the sale of non-core business and other assets made redundant as a result of the restructuring of the manufacturing platform in the US.

                                                                      SOURCES OF FUNDING FOR
                                                                      NORMAL COURSE ISSUER BID
                                                                     (IN MILLION OF US DOLLARS)
Proceed from sales of non-core business and other assets to date               $68,478
Premium on puts sold                                                             1,201
                                                                               -------
Total funding to date                                                           69,679
                                                                               -------
                                                                               -------

Shares repurchased to date                                                     $31,512
                                                                               -------
                                                                               -------

In addition, the Corporation has committed to purchase for cancellation 775,000 shares at an average price per share of approximately $35.67 CDN for settlement from January to April 2001.


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QUEBECOR WORLD                                                               13
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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6.  CONSOLIDATED RESULTS OF OPERATIONS

                                                       SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                                        FOR THE THIRD QUARTERS ENDED SEPTEMBER 30

                                                            2000         Change         1999
(IN $ MILLIONS EXCEPT MARGINS AND PER SHARE DATA)          ACTUAL        vs. 99        Actual
                                                          --------       ------       --------
Revenues                                                  $1,633.8        +30%        $1,257.1
EBITA                                                        286.7        +44%           199.4
Operating income                                             202.3        +60%           126.8
Net income - cash basis                                      104.4        +69%            61.9
Net income                                                    88.7        +62%            54.7

Earnings per share                                        $   0.58        +35%        $   0.43
Earnings per share - cash basis                               0.70        +43%            0.49
EBITA margin                                                  17.5%                       15.9%
Operating margin                                              12.4%                       10.1%


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QUEBECOR WORLD                                                               14
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THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
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6.  CONSOLIDATED RESULTS OF OPERATIONS (CONT'D)

                                                      SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30

                                                            2000         Change         1999
(IN $ MILLIONS EXCEPT MARGINS AND PER SHARE DATA)          ACTUAL        vs. 99        Actual
                                                          --------       ------       --------
Revenues                                                  $4,813.3        +55%        $3,112.0
EBITA                                                        774.3        +69%           458.4
Operating income                                             508.3        +89%           269.1
Net income - cash basis                                      237.1        +71%           138.8
Net income                                                   189.1        +54%           123.1

Earnings per share                                        $   1.23        +27%        $   0.97
Earnings per share - cash basis                               1.56        +41%            1.11
EBITA margin                                                  16.1%                       14.7%
Operating margin                                              10.6%                        8.6%


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QUEBECOR WORLD                                                               15

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

7.  SEGMENTED RESULTS OF OPERATIONS

                                                     SELECTED PERFORMANCE INDICATORS - UNITED STATES
                                                        FOR THE THIRD QUARTERS ENDED SEPTEMBER 30

                                                            2000         Change         1999
(IN $ MILLIONS EXCEPT MARGINS)                             ACTUAL        vs. 99        Actual
                                                          -------        ------       --------
Revenues                                                  $1,148.2        +49%        $  769.6
EBITA                                                        207.1        +56%           132.6
Operating income                                             148.5        +70%            87.4
EBITA margin                                                  18.0%                       17.2%
Operating margin                                              12.9%                       11.4%

                                                          FOR THE NINE MONTHS ENDED SEPTEMBER 30

Revenues                                                  $3,324.9        +96%        $1,695.0
EBITA                                                        551.1       +111%           261.2
Operating income                                             364.4       +142%           150.7
EBITA margin                                                  16.6%                       15.4%
Operating margin                                              11.0%                        8.9%


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QUEBECOR WORLD                                                               16

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

7.  SEGMENTED RESULTS OF OPERATIONS (CONT'D)

                                                       SELECTED PERFORMANCE INDICATORS - CANADA
                                                      FOR THE THIRD QUARTERS ENDED SEPTEMBER 30

                                                            2000         Change       1999
(IN $ MILLIONS EXCEPT MARGINS)                             ACTUAL        vs. 99       Actual
                                                           ------        ------       ------
Revenues                                                   $252.3         +10%        $228.6
EBITA                                                        39.4         +12%          35.3
Operating income                                             27.4         +14%          23.9
EBITA margin                                                 15.6%                      15.4%
Operating margin                                             10.9%                      10.5%

                                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30

Revenues                                                   $760.6         +10%        $692.7
EBITA                                                       112.8         +11%         101.4
Operating income                                             76.6         +13%          67.5
EBITA margin                                                 14.8%                      14.6%
Operating margin                                             10.1%                       9.7%


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QUEBECOR WORLD                                                               17

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

7.  SEGMENTED RESULTS OF OPERATIONS (CONT'D)

                                                     SELECTED PERFORMANCE INDICATORS - EUROPE (US$)
                                                       FOR THE THIRD QUARTERS ENDED SEPTEMBER 30

                                                            2000         Change       1999
(IN $ MILLIONS EXCEPT MARGINS)                             ACTUAL        vs. 99       Actual
                                                           ------        ------       ------
Revenues                                                   $208.9         -12%        $238.0
EBITA                                                        25.9         -10%          28.8
Operating income                                             13.9          -5%          14.7
EBITA margin                                                 12.4%                      12.1%
Operating margin                                              6.7%                       6.2%

                                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30

Revenues                                                   $654.1          -1%        $660.3
EBITA                                                        79.4          -3%          81.8
Operating income                                             42.2          -            42.2
EBITA margin                                                 12.1%                      12.4%
Operating margin                                              6.5%                       6.4%


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QUEBECOR WORLD                                                               18

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

7.  SEGMENTED RESULTS OF OPERATIONS (CONT'D)

                                                  SELECTED PERFORMANCE INDICATORS - EUROPE ([EURO])
                                                     FOR THE THIRD QUARTERS ENDED SEPTEMBER 30

                                                            2000         Change       1999
(IN MILLIONS OF EURO EXCEPT MARGINS)                       ACTUAL        vs. 99       Actual
                                                           ------        ------       ------
Revenues                                              [EURO]231.3          +2%   [EURO]226.8
EBITA                                                        28.9          +5%          27.4
Operating income                                             15.5         +11%          13.9
EBITA margin                                                 12.5%                      12.1%
Operating margin                                              6.7%                       6.1%

                                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30

Revenues                                              [EURO]695.2         +13%   [EURO]614.9
EBITA                                                        85.0         +11%          76.4
Operating income                                             45.2         +15%          39.5
EBITA margin                                                 12.2%                      12.4%
Operating margin                                              6.5%                       6.4%


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QUEBECOR WORLD                                                               19

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

7.  SEGMENTED RESULTS OF OPERATIONS (CONT'D)

                                                     SELECTED PERFORMANCE INDICATORS - LATIN AMERICA
                                                       FOR THE THIRD QUARTERS ENDED SEPTEMBER 30

                                                            2000         Change       1999
(IN $ MILLIONS EXCEPT MARGINS)                             ACTUAL        vs. 99       Actual
                                                           ------        ------       ------
Revenues                                                   $26.7          +23%        $21.8
EBITA                                                        2.1           -8%          2.3
Operating income                                             0.7           -            0.7
EBITA margin                                                 7.8%                      10.5%
Operating margin                                             2.5%                       3.4%

                                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30

Revenues                                                   $78.4          +18%        $66.2
EBITA                                                        8.2          -13%          9.4
Operating income                                             3.6          -13%          5.2
EBITA margin                                                10.5%                      14.3%
Operating margin                                             4.6%                       7.8%


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QUEBECOR WORLD                                                               20

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

8.  BREAKDOWN OF REVENUES

                                                          BREAKDOWN OF REVENUES - CONSOLIDATED
                                                        FOR THE THIRD QUARTER ENDED SEPTEMBER 30

                                                            2000         Change         1999
(IN $ MILLIONS)                                            ACTUAL        vs. 99        Actual
                                                          --------       ------       --------
Magazines                                                 $  448.2         +18%       $  381.3
Retail inserts                                               288.2          +1%          286.4
Catalogs                                                     291.1         +45%          201.4
Specialty printing and direct mail                           220.1        +118%          100.9
Books                                                        196.2         +19%          164.8
Directories                                                   85.4         +53%           55.7
Pre-media, logistics and other value added services          104.6         +57%           66.6
Total                                                     $1,633.8         +30%       $1,257.1


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QUEBECOR WORLD                                                               21

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

8.  BREAKDOWN OF REVENUES (CONT'D)

                                                          BREAKDOWN OF REVENUES - CONSOLIDATED
                                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30

                                                            2000         Change        1999
(IN $ MILLIONS)                                            ACTUAL        vs. 99        Actual
                                                          --------       ------       --------
Magazines                                                 $1,351.4        +43%        $  947.4
Retail inserts                                               829.8        +24%           667.4
Catalogs                                                     785.6        +68%           468.0
Specialty printing and direct mail                           697.9       +150%           279.1
Books                                                        596.5        +41%           422.4
Directories                                                  260.4        +77%           147.2
Pre-media, logistics and other value added services          291.7        +62%           180.5
Total                                                     $4,813.3        +55%        $3,112.0


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QUEBECOR WORLD                                                               22

Third Quarter 2000 - Supplemental Disclosure
-------------------------------------------------------------------------------

9.  EARNINGS MOMENTUM

                 DISCUSSION OF CONSENSUS EARNINGS: 1998 - 2001

----------------------------------------------------------------------------------------------------------------
                                                   EARNINGS PER SHARE (1)
----------------------------------------------------------------------------------------------------------------
            FIRST QUARTER        SECOND QUARTER        THIRD QUARTER        FOURTH QUARTER           FULL YEAR
             EPS     %            EPS      %            EPS     %            EPS      %             EPS      %
1998        $0.16    +7%         $0.31    +15%         $0.38   +27%         $0.44    +10%          $1.29    +15%
1999        $0.18   +13%         $0.36    +16%         $0.43   +13%         $0.58    +32%          $1.55    +20%
2000        $0.24   +33%         $0.41    +14%         $0.58   +35%         $0.70(2) +21%          $1.93(3) +25%
2001(4)     $0.28   +17%         $0.48    +17%         $0.67   +16%         $0.82    +17%          $2.25    +17%
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                 CASH EARNINGS PER SHARE (1)
----------------------------------------------------------------------------------------------------------------
            FIRST QUARTER         SECOND QUARTER        THIRD QUARTER        FOURTH QUARTER          FULL YEAR
            EPS       %            EPS      %            EPS     %           EPS       %            EPS      %
1998        $0.19    +12%         $0.33    +14%         $0.43   +30%         $0.49    +14%         $1.44    +18%
1999        $0.21    +11%         $0.41    +24%         $0.49   +14%         $0.69    +41%         $1.80    +25%
2000        $0.35    +67%         $0.51    +24%         $0.70   +43%         $0.81(2) +17%         $2.37(3) +32%
2001(4)     $0.39    +11%         $0.58    +14%         $0.78   +11%         $0.93    +15%         $2.68    +13%
----------------------------------------------------------------------------------------------------------------

1 PRIOR YEAR RESULTS HAVE BEEN RESTATED TO REFLECT CHANGES IN ACCOUNTING
  POLICIES RELATING TO FUTURE INCOME TAXES AND EMPLOYEE FUTURE BENEFITS.

2 CONSENSUS ACCORDING TO FIRST CALL, A THOMSON FINANCIAL COMPANY, AS OF OCTOBER
  25, 2000.

3 FULL YEAR ESTIMATE BASED ON NINE MONTHS ACTUAL AND FOURTH QUARTER CONSENSUS
  EARNINGS ACCORDING TO FIRST CALL, A THOMSON FINANCIAL COMPANY, AS OF OCTOBER 25, 2000.

4 QUARTERLY INTERPOLATION OF FIRST CALL 2001 ANNUAL CONSENSUS AS OF OCTOBER 25,
  2000.


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QUEBECOR WORLD                                                               23

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

10.  EPS MOMENTUM

                               EARNINGS PER SHARE

               QUARTER 1                                                 QUARTER 2
0.14        0.16        0.18        0.24                  0.27        0.31        0.36        0.41
1997        1998        1999        2000                  1997        1998        1999        2000

               QUARTER 3                                                 QUARTER 4
0.30        0.38        0.43        0.58                  0.40        0.44        0.58        0.70
1997        1998        1999        2000                  1997        1998        1999        2000*

 * Estimate at consensus


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QUEBECOR WORLD                                                               24

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

11.  MARGIN MOMENTUM

                                 EBITA MARGINS

               QUARTER 1                                                 QUARTER 2
12.0%       11.7%       12.5%       14.2%                 14.0%       14.4%       15.4%       16.5%
1997        1998        1999        2000                  1997        1998        1999        2000

               QUARTER 3                                                 QUARTER 4
14.5%       15.4%       15.9%       17.5%                 14.3%       15.0%       16.3%
1997        1998        1999        2000                  1997        1998        1999        2000


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QUEBECOR WORLD                                                               25

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

11.  MARGIN MOMENTUM (CONT'D)

                                  EBIT MARGINS

               QUARTER 1                                                 QUARTER 2
5.7%        5.7%        6.2%        8.5%                  8.0%        8.3%        9.1%        10.8%
1997        1998        1999        2000                  1997        1998        1999        2000

               QUARTER 3                                                 QUARTER 4
8.7%        9.4%        10.1%       12.4%                 9.2%        9.5%        11.0%
1997        1998        1999        2000                  1997        1998        1999        2000


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QUEBECOR WORLD                                                               26

Third Quarter 2000 - Supplemental Disclosure
-------------------------------------------------------------------------------

12.  FINANCIAL CONDITION

                           CONSOLIDATED BALANCE SHEETS

(IN $ MILLIONS EXCEPT FINANCIAL RATIOS)        SEPTEMBER 30, 2000        December 31, 1999        September 30, 1999
                                               ------------------        -----------------        ------------------
Non-cash working capital                            $  345.3                  $  151.8                 $  369.5
Net fixed assets                                     2,671.6                   2,895.3                  3,080.6
Total assets                                         6,628.0                   6,873.1                  6,603.3

Shareholders' equity                                 2,370.3                   2,318.4                  1,786.6
Long-term debt                                       2,518.8                   2,660.2                  2,724.4
Convertible debentures                                 151.2                     179.8                    204.7

Debt:Equity                                            53:47                     55:45                    62:38
EBITA Coverage ratio  *                                  4.6                       6.2                      7.8
EBIT Coverage Ratio  *                                   3.0                       3.9                      4.7

* TRAILING 12 MONTHS


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QUEBECOR WORLD                                                               27

THIRD QUARTER 2000 - SUPPLEMENTAL DISCLOSURE
-------------------------------------------------------------------------------

12.  FINANCIAL CONDITION (CONT'D)

                                                                                 SUMMARY CASH FLOWS
                                                                       FOR THE NINE MONTHS ENDED SEPTEMBER 30

(IN $ MILLIONS)                                                          2000          Change         1999
                                                                        ACTUAL         vs. 99        Actual
                                                                        -------        ------        -------
Net income                                                              $ 189.1         +54%         $ 123.1

Items not involving cash                                                  367.0         +56%           234.5

Change in non-cash balances related to operations
     Restructuring activities and related items                           (73.9)                           -
     Inventories                                                          (84.2)                       (10.3)
     Other                                                                (91.0)                        89.1
                                                                        -------        ------        -------
Cash provided by operations                                               307.0                        436.4

Additions to fixed assets, net of dispositions                           (149.2)                      (108.8)

Sale of non-core business and other assets
     - CD Replication and Fullfilment activities                           42.9                            -
     - Share of MDC Communications Corporation                             12.9                            -
     - Banknote business                                                      -                         23.9

                                                                        -------        ------        -------
Dividends on preferred shares                                              (7.6)                        (7.6)

FREE CASH FLOW FROM OPERATIONS BEFORE INVESTMENT, BUSINESS
  ACQUISITIONS AND FINANCING ACTIVITIES                                   206.0                        343.9
                                                                        -------        ------        -------
                                                                        -------        ------        -------


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QUEBECOR WORLD                                                               28

                   This page is intentionally left blank.

CONSOLIDATED STATEMENTS OF INCOME

Periods ended September 30
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

                                                                      THREE MONTHS                 NINE MONTHS
---------------------------------------------------------------------------------------------------------------------
                                                                     2000          1999          2000           1999
---------------------------------------------------------------------------------------------------------------------
                                                                             (Restated)                   (Restated)
                                                                               (Note 1)                     (Note 1)
REVENUES                                                    $   1,633,766  $  1,257,143  $  4,813,258   $  3,111,981

Operating expenses:
     Cost of sales                                              1,246,014       967,433     3,697,088      2,413,350
     Selling, general and administrative                          101,082        90,298       341,874        240,227
     Amortization of fixed assets and deferred charges             84,326        72,584       266,014        189,310
     ----------------------------------------------------------------------------------------------------------------
                                                                1,431,422     1,130,315     4,304,976      2,842,887
---------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                  202,344       126,828       508,282        269,094


Financial expenses                                                 59,507        27,574       175,066         61,247
---------------------------------------------------------------------------------------------------------------------

Income before income taxes                                        142,837        99,254       333,216        207,847

Income taxes:
     Current                                                       19,682        15,090        40,605         33,125
     Future                                                        18,256        13,098        53,876         25,903
     ---------------------------------------------------------------------------------------------------------------
                                                                   37,938        28,188        94,481         59,028
---------------------------------------------------------------------------------------------------------------------

Income before non-controlling interest                            104,899        71,066       238,735        148,819

Non-controlling interest                                              501         9,212         1,616          9,973
---------------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                           104,398        61,854       237,119        138,846

Goodwill amortization                                              15,699         7,195        48,039         15,738
---------------------------------------------------------------------------------------------------------------------

NET INCOME                                                  $      88,699  $     54,659  $    189,080   $    123,108

Net income available to holders of preferred shares                 2,531         2,523         7,646          7,544
---------------------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares            $      86,168  $     52,136  $    181,434   $    115,564
---------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE                                          $        0.58  $       0.43  $       1.23   $       0.97

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION             $        0.70  $       0.48  $       1.56   $       1.11
---------------------------------------------------------------------------------------------------------------------

Average number of equity shares outstanding
     (in thousands)                                               146,591       122,596       147,321        118,680
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended September 30
(In thousands of US dollars)
(Unaudited)

                                                                                               NINE MONTHS
---------------------------------------------------------------------------------------------------------------------
                                                                                             2000               1999
---------------------------------------------------------------------------------------------------------------------
                                                                                                          (Restated)
                                                                                                            (Note 1)
OPERATING ACTIVITIES
     Net income                                                                   $       189,080    $       123,108
     Non-cash items in net income:
         Amortization of fixed assets                                                     249,228            181,807
         Amortization of goodwill and deferred charges                                     64,825             23,242
         Amortization of deferred financing costs                                           6,267                734
         Future income taxes                                                               53,876             25,903
         Other                                                                             (7,210)             2,762

     Changes in non-cash balances related to operations:
         Trade receivables                                                                 (9,283)           158,367
         Inventories                                                                      (84,194)           (10,290)
         Trade payables and accrued liabilities                                          (152,315)           (93,131)
         Other current assets and liabilities                                                 839             28,128
         Other non-current assets and liabilities                                          (4,111)            (4,297)
     ----------------------------------------------------------------------------------------------------------------
     Cash provided from operating activities                                              307,002            436,333

FINANCING ACTIVITIES
     Net change in bank indebtedness                                                       (1,616)           (21,445)
     Net proceeds from issuance of capital stock                                            1,992            159,498
     Shares repurchased under a Normal Course Issuer Bid                                  (33,228)                --
     Net issuance (repayments) of long-term debt                                         (141,021)           302,510
     Dividends on equity shares                                                           (33,881)           (24,917)
     Dividends on preferred shares                                                         (7,615)            (7,615)
     Dividends to non-controlling interest                                                    (36)              (713)
---------------------------------------------------------------------------------------------------------------------
     Cash used by financing activities                                                   (215,405)           407,318

INVESTING ACTIVITIES
     Business acquisitions, net of cash and cash equivalents                               (5,344)          (772,165)
     Additions to fixed assets                                                           (160,985)          (112,159)
     Net proceeds from disposal of non-core assets and other assets                        67,552             27,298
     Investment in an affiliated company                                                  (16,901)                --
     ----------------------------------------------------------------------------------------------------------------
     Cash used by investing activities                                                   (115,678)          (857,026)

Effect of exchange rate changes on cash and cash equivalents                               23,700             16,871
---------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                                    (381)             3,496

Cash and cash equivalents, beginning of period                                              3,613                309
---------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                          $         3,232    $         3,805
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)


                                                               SEPTEMBER 30           December 31       September 30
                                                                (Unaudited)             (Audited)        (Unaudited)
---------------------------------------------------------------------------------------------------------------------
                                                                       2000                  1999               1999
---------------------------------------------------------------------------------------------------------------------
                                                                                       (Restated)         (Restated)
                                                                                         (Note 1)           (Note 1)
Assets

Current assets:
     Cash and cash equivalents                               $        3,232        $        3,613    $         3,805
     Trade receivables                                              712,282               743,305            747,126
     Inventories                                                    550,186               486,228            564,922
     Future income taxes                                             41,130                36,385             36,385
     Prepaid expenses                                                28,580                27,831             39,882
     ----------------------------------------------------------------------------------------------------------------
                                                                  1,335,410             1,297,362          1,392,120

Fixed assets, net of accumulated
     amortization of $1,302,678, $1,180,316
     and $1,166,802 respectively                                  2,671,640             2,895,307          3,080,643
Goodwill                                                          2,464,778             2,526,707          1,990,509
Other assets                                                        156,175               153,752            140,044
---------------------------------------------------------------------------------------------------------------------
                                                             $    6,628,003        $    6,873,128    $     6,603,316
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness                                       $        3,723        $        5,646    $         4,397
     Trade payables and accrued liabilities                         945,858             1,103,171            997,367
     Income and other taxes                                          40,977                38,751             21,435
     Current portion of long-term debt                               38,115                77,260             40,628
     ----------------------------------------------------------------------------------------------------------------
                                                                  1,028,673             1,224,828          1,063,827

Long-term debt                                                    2,480,708             2,582,911          2,683,814
Other liabilities                                                   331,033               290,203            260,938
Future income taxes                                                 246,160               255,000            328,375
Convertible debentures                                              151,178               179,752            204,727
Non-controlling interest                                             19,915                22,002            275,048

Shareholders' equity:
     Capital stock                                                1,635,727             1,653,846          1,061,994
     Contributed surplus                                             88,737                88,737             88,737
     Other paid-in capital                                           14,525                20,831                 --
     Retained earnings                                              783,921               650,155            714,804
     Translation adjustment                                        (152,574)              (95,137)           (78,948)
     ----------------------------------------------------------------------------------------------------------------
                                                                  2,370,336             2,318,432          1,786,587
---------------------------------------------------------------------------------------------------------------------
                                                             $    6,628,003        $    6,873,128    $     6,603,316
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except per share data)
(Unaudited)


1.   ACCOUNTING CHANGE:

     Effective January 1, 2000, the Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the acccounting for income taxes and the accounting for employee future benefits, including pension and non-pension postretirement benefits.

     a)  INCOME TAXES

         In December 1997, the Accounting Standards Board issued Section 3465 of the CICA Handbook, "Income Taxes". Under the asset and liability method of Section 3465, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not", a valuation allowance is provided.

         The Company has adopted in 2000 the new recommendations of the CICA and has applied the provisions of Section 3465 retroactively to January 1989 when the Company was created. The cumulative effect of this change in accounting for income taxes is reported as a restatement to increase the opening balance of retained earnings as of January 1, 2000 by $7,119 (an increase of $8,690 as of January 1, 1999).

         Accordingly, the financial statements for the nine months ended September 30, 1999 have been restated to comply with the provisions of
         Section 3465. In addition to restating the future income tax accounts, an allocation between short- and long-term portions is now presented in the consolidated balance sheets.

     b)  EMPLOYEE FUTURE BENEFITS

         In March 1999, the Accounting Standards Board issued Section 3461 of the CICA Handbook, "Employee future benefits". Under the Section 3461, the Company is required to accrue, during employees' active service period, the estimated cost of pension, retiree benefit payment other than pensions and workers' compensation. The Company previously expensed the cost of postretirement benefits other than pension, which are principally health care, as claims were incurred by the employees and paid by the Company. In addition, the Company will now use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets. Previously, actuarial gains and losses were amortized on a straight-line basis over the average remaining service life of the employees.

         The Company has elected to recognize this change in accounting on the immediate recognition basis retroactively to January 1, 1992. The cumulative effect of this change in accounting for pension and other postretirement benefits is reported as a restatement to decrease of the opening balance of retained earnings as of January 1, 2000 by $10,715 (a decrease of $9,694 as of January 1, 1999).

     c)  SUMMARY EFFECT

         The following summarizes the impact of applying Sections 3465 and 3461 on net income, retained earnings, and earnings per share for the quarter and the nine months ended September 30, 1999. The presentation of fixed assets, goodwill, future income taxes and other liabilities are also affected by these changes.


                                                       THREE MONTHS                     NINE MONTHS
         ---------------------------------------------------------------------------------------------------------------
                                                                 EARNINGS                        EARNINGS       RETAINED
                                               NET INCOME       PER SHARE       NET INCOME      PER SHARE       EARNINGS
         ---------------------------------------------------------------------------------------------------------------
         As previously reported                $   55,650        $  0.44        $  125,763       $  1.00      $  718,463
         Effect of Section 3465                      (722)         (0.01)           (1,849)        (0.02)          6,841
         Effect of Section 3461, net of taxes        (269)             --             (806)        (0.01)        (10,500)
         ---------------------------------------------------------------------------------------------------------------
         As restated                           $   54,659        $  0.43        $  123,108       $  0.97      $  714,804
         ---------------------------------------------------------------------------------------------------------------
         ---------------------------------------------------------------------------------------------------------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                QUEBECOR WORLD INC.


                                By:    /s/ CARL GAUVREAU
                                      ----------------------------------------
                                Name:  Carl Gauvreau
                                Title: Vice President and Corporate Controller


Date: OCTOBER 26, 2000